Exhibit 99.2
RISK FACTORS
     The business of FreeSeas Inc. (referred to herein as “FreeSeas,” “we,” “us,” “our,” or “company”) faces certain risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business. If any of the events or circumstance described as risks below or elsewhere in this report actually occurs, our business, results of operations, cash flows or financial condition could be materially and adversely affected.
Risk Factors Relating to the Drybulk Shipping Industry
     The international drybulk shipping industry is cyclical and volatile and charter rates have decreased significantly and may further decrease in the future, which may adversely affect our earnings, vessel values and results of operations.
     The drybulk shipping industry is cyclical with volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk vessels has varied widely. Since the middle of the third quarter of 2008, charter hire rates for drybulk vessels have decreased substantially, and although charter rates have recovered from their lows, they may remain volatile for the foreseeable future and could continue to decline further. Additionally, charter rates have been particularly volatile in the first quarter of 2011 and have substantially decreased. As a result, our charter rates could decline significantly, resulting in a loss and a reduction in earnings.
     We anticipate that the future demand for our drybulk vessels will be dependent upon existing conditions in the world’s economies, seasonal and regional changes in demand, changes in the number of drybulk vessels being ordered and constructed, particularly if there is an oversupply of vessels, changes in the capacity of the global drybulk fleet and the sources and supply of drybulk cargo to be transported by sea. Adverse economic, political, social or other developments could have a further material adverse effect on drybulk shipping in general and on our business and operating results in particular.
     Our ability to re-charter our drybulk vessels upon the expiration or termination of their current time charters, the charter rates payable under any renewal or replacement charters will depend upon, among other things, the current state of the drybulk shipping market. If the drybulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at reduced rates, including rates whereby we incur a loss, which may reduce our earnings or make our earnings volatile.
     In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.
     While the drybulk carrier charter market has recently strengthened, it remains significantly below its high in the middle of 2008 and the average rates achieved in the three prior years, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants.
     The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. For example, the Baltic Drybulk Index, or BDI, an index published by The Baltic Exchange of shipping rates for 20 key drybulk routes, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. During 2010, the BDI was also volatile, declining from a high of 4,209 on May 26, 2010 to a low of 1,700 on July 15, 2010. Additionally, charter rates have been particularly volatile in the first quarter of 2011. On March 28, 2011, the BDI was 1,585, increasing from a low of 1,043 on February 4, 2011. The decline and volatility in charter rates has been due to various factors, including the devastation caused by the floods in Australia which led to the closure of major ports and mineral extraction facilities, the temporarily reduction in the demand of commodities by China, the increase in newbuilding deliveries, political and governmental instability and rising oil prices. Consequently, the freight rates achieved by drybulk companies have declined sharply, reducing profitability and, at times, failing to cover the costs of operating vessels. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and our ability to comply with the covenants contained in our loan agreements.
     Economic recession and disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows.
     We face risks resulting from changes in economic environments, changes in interest rates and instability in the banking, energy, commodities and securities markets around the world, among other factors. Major market disruptions, the adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business, impair our ability to borrow amounts under our existing credit facility or any credit facilities we enter into. In addition, the economic environment in Greece, which is where our operations are based, may have adverse impacts on us. We cannot predict how long the current market conditions will last. However, these economic and governmental factors, together with the concurrent decline in charter rates, could have a significant effect on our results of operations and could affect the price of our common stock.
     The earthquake and resulting tsunami and nuclear power plant crisis that struck Japan in March 2011 could, in the near term, result in reduced drybulk trade and demand in Japan, which could reduce the number of charters to and from Japan and global charter rates and could have a material adverse effect on our business, financial condition and results of operations.
     In March 2011, a severe earthquake struck the northeast portion of Japan. The earthquake created a severe tsunami, the effects of which were felt in Japan, other countries along the eastern cost of Asia and across the Pacific Ocean in the Hawaiian Islands, Alaska, Canada, the western coast of the United States, Mexico and Central and South America. In addition, the earthquake and resulting tsunami have caused several nuclear power plants located in Japan to fail, emit radiation and possibly result in meltdowns that could have catastrophic effects. The full effect of these disasters, both on the Japanese and global economies and the environment, is not currently known, and may not be known for a significant period of time. These disasters will likely result in fewer drybulk charters to and from Japan, in both the short and intermediate terms, including charters for our vessels, and could reduce charter rates globally both in the short and longer terms. In addition, there can be no assurances that our vessels trading in the Pacific may not be impacted by the possible effects of spreading radiation. These disasters and the resulting economic instability, both in the region and globally, could have a material adverse effect on our financial condition and results of operations.
     While there are certain signs that the global economy is improving, there is still considerable instability in the world economy, which could initiate a new economic downturn or introduce volatility in the global markets. A global economic downturn, or volatility in the global markets, especially in the Asian region, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.
     Negative trends in the global economy that emerged in 2008 have continued through the first quarter of 2011. A deterioration in the global economy may cause a decrease in worldwide demand for certain goods and, thus, dry-bulk shipping. Continuing economic instability could have a material adverse effect on our financial condition and results of operations.
     We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian and Pacific region, particularly China and Japan. A negative change in economic conditions in any Asian country, particularly China, Japan and, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia-Pacific region, we may face decreases in such drybulk trade and demand. Moreover, the current economic slowdown in the economies of the United States, the European Union and Asian countries may further adversely affect economic growth in China, India and elsewhere. Our business, financial position, results of operations, ability to pay dividends as well as our future prospects, would be materially and adversely affected by a long-lasting or significant economic downturn in any of these countries.
     Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
     The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Although limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces, many of the reforms are experimental and may be subject to change or abolition. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, financial condition and operating results.
     Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.
     The operation of an ocean-going vessel has inherent risks. These risks include the possibility of:
•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.
     The involvement of any of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel operator. Any of these circumstances or events could increase our costs or lower our revenues.
     Our vessels are exposed to operational risks, including terrorism and piracy, that may not be adequately covered by our insurance.
     The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, piracy, terrorist attacks, armed hostilities and labor strikes. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations.

     Further, such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden and Indian Ocean off the coast of Somalia and Kenya. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, as the Gulf of Aden currently is, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of the oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.
     We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.
     In addition, we may not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
     An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.
     The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order is near historic highs. As of December 31, 2010, newbuilding orders had been placed for an aggregate of approximately 47% of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing newbuilding orders or delays of new build deliveries are not always accurate. As of December 31, 2009, newbuilding orders had been placed for an aggregate of approximately 61% of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing new build orders or delays of new build deliveries are not always accurate. There have been noticeably fewer vessels scrapped during 2010 than during the height of the economic crisis because of the increased prevailing charter during the second half of 2009 and first half of 2010. As a result, the available supply of drybulk vessels may exceed the expected demand for ton mile transportation, even if the latter continues to grow as per the underlying trend. We mainly operate our fleet in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable. Therefore we will be exposed to the volatility of the charter rates with respect to our fleet depending on the ultimate growth of the global drybulk fleet and its demand. We may be exposed to a prolonged period of adjustment of the supply and demand in the sector.

     The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.
     We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our fleet utilization and, accordingly, our profitability.
     Rising crew costs may adversely affect our profits.
     Crew costs are a significant expense for us under our charters. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.
     Charter rates are subject to seasonal fluctuations, which may adversely affect our operating results.
     Our fleet consists of Handysize and Handymax drybulk carriers that operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. Grain shipments are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly. As a result of these and other factors, the drybulk shipping industry is typically stronger in the fall and winter months. Therefore, we expect our revenues from our drybulk carriers to be typically weaker during the fiscal quarters ending June 30 and September 30 and, conversely, we expect our revenues from our drybulk carriers to be typically stronger in fiscal quarters ending December 31 and March 31. Seasonality in the drybulk industry could materially affect our operating results.
     We are subject to regulation and liability under environmental laws and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports. This could require significant expenditures and reduce our cash flows and net income.
     Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Because such conventions, laws, regulations and permit requirements are often revised, or the required additional measures for compliance are still under development, we cannot predict the ultimate cost of complying with such conventions, laws, regulations or permit requirements, or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations.
     Environmental requirements can also affect the resale prices or useful lives of our vessels or require reductions in cargo capacity, ship modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. The 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico or similar events may result in further regulation of the shipping industry, including modifications to statutory liability schemes. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Events of this nature could have a material adverse effect on our business, financial condition and results of operations.
     The operation of our vessels is affected by the requirements set forth in the International Safety Management, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System.” The system includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports.
     The European Union is currently considering proposals to further regulate vessel operations. Individual countries in the European Union may also have additional environmental and safety requirements. It is difficult to predict what legislation or regulation, if any, may be adopted by the European Union or any other country or authority.
     The International Maritime Organization, or IMO, or other regulatory bodies may adopt additional regulations in the future that could adversely affect the useful lives of our vessels as well as our ability to generate income from them. These requirements could also affect the resale value of our vessels.
     The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America or any of its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone.
     Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).
     Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
     International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.
     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state.

     The United States Coast Guard (USCG) has developed the Electronic Notice of Arrival/Departure (e-NOA/D) application to provide the means of fulfilling the arrival and departure notification requirements of the USCG and Customs and Border Protection (CBP) online. Prior to September 11, 2001, ships or their agents notified the Marine Safety Office (MSO)/Captain Of The Port (COTP) zone, within 24 hours of the vessel’s arrival via telephone, facsimile (fax), or electronic mail (e-mail). Due to the events of September 11, 2001, the USCG’s National Vessel Movement Center (NVMC)/Ship Arrival Notification System (SANS) was set up as part of the U.S. Department of Homeland Security (DHS) initiative. Also, as a result of this initiative, the advanced notice time requirement changed from 24 hours’ notice to 96 hours’ notice (or 24 hours’ notice, depending upon normal transit time). The NOAs and/or NODs continue to be submitted via telephone, fax, or e-mail, but are now to be submitted to the NVMC, where watch personnel entered the information into a central USCG database. Additionally, the National Security Agency has identified certain countries known for high terrorist activities and if a vessel has either called some of these identified countries in its previous ports and/or the members of the crew are from any of these identified countries, more stringent security requirements must be met.
     On June 6, 2005, the Advanced Passenger Information System (APIS) Final Rule became effective (19CFR 4.7b and 4.64). Pursuant to these regulations, a commercial carrier arriving into or departing from the United States is required to electronically transmit an APIS manifest to U.S. Customs and Border Protection (CBP) through an approved electronic interchange and programming format. All international commercial carriers transporting passengers and /or crewmembers must obtain an international carrier bond and place it on file with the CBP prior to entry or departure from the United States. The minimum bond amount is $50,000.
     It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
     If any of our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain loan covenants of our third-party indebtedness.
     The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, or SOLAS.
     A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.
     If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, thereby reducing our revenues and profitability. That could also cause us to be in violation of certain covenants in our loan agreements. In addition, the cost of maintaining our vessels’ classifications may be substantial at times and could result in reduced revenues.
     The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
     We expect that our vessels will call in ports in South America and other areas where smugglers are known to attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

     Maritime claimants could arrest our vessels, which could interrupt our cash flow.
     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.
     In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner or managed by the same manager. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels or a vessel managed by Free Bulkers S.A., referred to as our Manager.
     Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
     A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire, which occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could reduce our revenues and net income.
     Our vessels may suffer damage and we may face unexpected dry-docking costs, which could affect our cash flow and financial condition.
     If our vessels suffer damage, they may need to be repaired at a dry-docking facility, resulting in vessel downtime and vessel off-hire. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or we may be forced to move to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while our vessels are forced to wait for space or to relocate to dry-docking facilities that are farther away from the routes on which our vessels trade would also decrease our earnings.
     Rising fuel prices may adversely affect our profits.
     Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is volatile and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.
Risk Factors Relating to FreeSeas
     Our operations expose us to global political risks, such as wars and political instability, that may interfere with the operation of our vessels causing a decrease in revenues from such vessels.
     We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. In the past, political conflicts, particularly in the Middle East, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, recent political and governmental instability in Egypt and Libya may affect vessels trading in such regions. In addition, future political and governmental instability, revolutions and wars in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues.
     We intend to continue to charter all of our vessels in the spot market, and as a result, we will be exposed to the cyclicality and volatility of the spot charter market.
     Since we intend to continue to charter all of our vessels in the spot market, we will be exposed to the cyclicality and volatility of the spot charter market, and we may not have long term, fixed time charter rates to mitigate the adverse effects of downturns in the spot market. Handysize and handymax vessels, which we currently operate, have been less volatile compared to larger vessels such as panamax and capesize vessels but this may discontinue in the future. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to meet our obligations. The supply of and demand for shipping capacity strongly influences freight rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.
     Factors that influence demand for drybulk vessel capacity include:
•	demand for and production of drybulk products;

•	global and regional economic and political conditions including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts;

•	the distance drybulk cargo is to be moved by sea;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns.
     The factors that influence the supply of drybulk vessel capacity include:
•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire.
     In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
     We anticipate that the future demand for our drybulk carriers will be dependent upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase, and we can provide no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations, cash flows and financial condition. Should the drybulk market strengthen significantly in the future, we may enter into medium to long term employment contracts for some or all of our vessels.
     When our charters end, we may not be able to replace them promptly, and any replacement charters could be at lower charter rates, which may materially adversely affect our earnings and results of operations.
     We will generally attempt to recharter our vessels at favorable rates with reputable charterers. All of our vessels currently operate in the spot market. If the drybulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at reduced rates, if such charters are available at all. We cannot assure you that we will be able to obtain new charters at comparable or higher rates or with comparable charterers, or that we will be able to obtain new charters at all. The charterers under our charters have no obligation to renew or extend the charters. We will generally attempt to recharter our vessels at favorable rates with reputable charterers as our charters expire. Failure to obtain replacement charters at rates comparable to our existing charters will reduce or eliminate our revenue, will adversely affect our ability to service our debt, and will delay our ability to pay dividends to shareholders. Further, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels would increase our vessel operating costs. If any of the foregoing events were to occur, our revenues, net income and earnings may be materially adversely affected.
     If we do not successfully employ our vessels our revenues, cash flows and profitability, and our ability to comply with certain of our loan covenants, would be adversely affected.
     We currently employ all of our vessels in the spot market, all with charters scheduled to expire within one to three months, by which time we will have to negotiate new employment for these vessels. If the rates in the charter market fall significantly for the rest of 2011 and into 2012, it will affect the charter revenue we will receive from these vessels, which would have an adverse effect on our revenues, cash flows and profitability, as well as our ability to comply with our debt covenants.
     Our growth depends on the growth in demand for and the shipping of drybulk cargoes.
     Our growth strategy focuses on the drybulk shipping sector. Accordingly, our growth depends on growth in world and regional demand for and the shipping of drybulk cargoes, which could be negatively affected by a number of factors, such as declines in prices for drybulk cargoes or general political and economic conditions.
     Reduced demand for and the shipping of drybulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies and India have been the main driving force behind the past increase in seaborne drybulk trade and the demand for drybulk carriers. The negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by further reducing demand and resultant charter rates.
     We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.
     We have historically derived a significant part of our revenue from a small number of charterers. During 2010, we derived approximately 42% of our gross revenue from three charterers, during 2009, we derived approximately 55% of our gross revenues from two charterers, and during 2008, we derived approximately 61% of our gross revenues from three charterers. In 2011, we anticipate a significant reduction in our dependency on a small number of charters, as we shift our chartering strategy more fully to the spot charter market.
     However, if we do remain dependent, in large part, on a small number of charterers, if one or more of our charterers is unable to perform under one or more charters with us, or if we are not able to find appropriate replacement charterers, or if a charterer exercises certain rights to terminate its charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

     We lose a charterer or the benefits of a charter if a charterer fails to make charter payments because of its financial inability, disagreements with us or otherwise, terminates the charter because we fail to deliver the vessel within the time specified in the charter, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter or the vessel has been subject to seizure for more than a specified number of days.
     Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.
     The ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the drybulk shipping industry, the charter rates received for specific types of vessels, hedging arrangements, the ability of charterers to obtain letters of credit from its customers, cash reserves, cash flow considerations and various operating expenses. Many of these factors impact the financial viability of our charterers. There can be no assurance that some of our charterers would not fail to pay charter hire or attempt to renegotiate charter rates. Should a charterer fail to honor its obligations under its agreement with us, it may be difficult for us to secure substitute employment for the affected vessel, and any new charter arrangements we secure in the spot market or on a time charter may be at lower rates.
     For example, the M/V Free Jupiter was on time charter with Korea Line Corp., or KLC, a South Korean company, from June 8, 2007 until she was re-delivered to us on February 22, 2011. KLC made several unilateral deductions from hire payments during the three-year course of the time charter, and no hire has been received from KLC from February 8, 2011 until the actual redelivery of the vessel on February 22, 2011. We commenced arbitration proceedings against KLC, and have taken action to obtain security, including the arrest of KLC assets. As a result, we have obtained third-party security in the amount of $1,680 (which includes provision for interest and legal costs) in the form of a letter of undertaking from KLC’s P&I club covering KLC’s unilateral deductions from the hire. We have also obtained cash security held in escrow in the amount of $159 from the execution of a lien on sub-hires. On January 25, 2011 KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court had issued a preservation order. Although we believe that we have taken appropriate steps to limit any losses as a result of KLC’s actions, there can be no assurances that we will recover all or any part of the amounts due to us.
     If our charterers fail to meet their obligations to us, we would experience material adverse effects on our revenues, cash flows and profitability and our ability to comply with our debt covenants and pay our debt service and other obligations.
     The performance of our existing charters and the creditworthiness of our charterers may hinder our ability to implement our business strategy by making additional debt financing unavailable or available only at higher than anticipated cost.
     The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional debt financing that we will require to acquire additional vessels or may significantly increase our costs of obtaining such financing. Our inability to obtain additional financing at all, or at a higher than anticipated cost, may materially impair our ability to implement our business strategy.
     At December 31, 2010 our current liabilities exceeded our current assets, which could impair our ability to successfully operate our business and could have material adverse effects on our revenues, cash flows and profitability and our ability to comply with our debt covenants and pay our debt service and other obligations.
     At December 31, 2010, our current liabilities exceeded our current assets. In addition, the expected short term capital commitments to fund the construction installments under the shipbuilding contracts in 2011 amount to $4,880. Cash expected to be generated from the operations assuming that market charter hire rates would deteriorate in 2011 may not by itself be sufficient to cover our ongoing working capital requirements. If we cannot cover our ongoing working capital requirements, we may not be able to pay our obligations as they become due, we may fall out of compliance with our loan agreements and as a result we would experience material adverse effects on our revenues, cash flows and profitability.

     There may be risks associated with the purchase and operation of secondhand vessels.
     Our business strategy may include additional growth through the acquisition of additional secondhand vessels. Although we inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if such vessels had been built for and operated exclusively by us. Therefore, our future operating results could be negatively affected if some of the vessels do not perform as we expect. Also, we generally do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.
     The aging of our fleet may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.
     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2010, the average age of the vessels in our current fleet was 14 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
     We may be subject to increased premium payments because we obtain some of our insurance through protection and indemnity associations.
     We may be subject to increased premium payments, or calls, in amounts based not only on our and our Manager’s claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
     Delays or defaults by the shipyards in the construction of the two newbuildings that we currently have on order and any new vessels that we may order in the future could increase our expenses and diminish our net income and cash flows.
     Our business strategy currently includes additional growth through acquiring newbuilding contracts or constructing new vessels. On August 17, 2010, we entered into two shipbuilding contracts, with a reputable Chinese shipyard, for the construction of two Handysize drybulk vessels of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48,800 (excluding extra costs of approximately $920). The vessels are scheduled for delivery in the second and third quarters of 2012. These projects and any additional projects could be subject to the risk of delay or defaults by shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event any such shipyards are unable or unwilling to deliver the vessels ordered, we may not have substantial remedies. Failure to construct or deliver vessels by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.
     Further declines in charter rates and other market deterioration could cause us to incur impairment charges.
     We evaluate the recoverable amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and future undiscounted net operating cash flows related to the vessels is complex and requires us to make various estimates including future charter rates and earnings from the vessels which have been historically volatile.

     When our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. The carrying values of our vessels may not represent their fair market value because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could have a material adverse effect on our business, results of operations, cash flows and financial condition.
     The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings.
     The market values of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings.
     If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its carrying amount on our financial statements that would result in a charge against our earnings and the reduction of our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels’ carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.
     A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.
     We have incurred secured debt under loan agreements for all of our vessels. The market value of our vessels is based, in part, on charter rates and the stability of charter rates over a period of time. As a result of global economic conditions, volatility in charter rates, generally declining charter rates, and other factors, we have recently experienced a decrease in the market value of our vessels. If charter rates continue to decline and/or the market value of our fleet declines further, we may not be in compliance with certain covenants of our existing loan agreements that relate to maintenance of asset values and, as a result, we may not be able to refinance our debt or obtain additional financing. As of December 31, 2009 and December 31, 2008, we were not in full compliance with certain loan covenants but obtained waivers and/or covenant amendments from each of our lenders. As of December 31, 2010, we were in compliance with all loan covenants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Loan Agreement Covenants.” There can be no assurances, however, that charter rates will stabilize or increase, that the market value of our vessels will stabilize or increase or that we will remain in compliance with the financial covenants in our loan agreements or that our lenders will agree to waivers or forbearances.
     Our loan agreements contain covenants that may limit our liquidity and corporate activities, including our ability to pay dividends. If the drybulk market remains depressed or further declines, we may require further waivers and/or covenant amendments to our loan agreements relating to our compliance with certain covenants for certain periods of time. The waivers and/or covenant amendments may impose additional operating and financial restrictions on us and modify the terms of our existing loan agreements. Any such waivers or amendments, if needed, could contain additional restrictions and might not be granted at all.
     Our loan agreements require that we maintain certain financial and other covenants. The low drybulk charter rates and drybulk vessel values have previously affected, and may in the future affect, our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities and would provide our lenders with various remedies, including the right to require us to post additional collateral, enhance our equity and liquidity, withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or reclassify our indebtedness as current liabilities. Our lenders could also accelerate our indebtedness and foreclose their liens on our vessels. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business. Moreover, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

     As of December 31, 2009 and December 31, 2008, we were not in full compliance with certain of our loan covenants. During March, July, November and December 2009, our lenders agreed to waive any breaches and/or modify certain of the financial covenants in our credit agreements. As of December 31, 2010, we were in compliance with all loan covenants. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Long-Term Debt — Loan Agreement Covenants.” There can be no assurances that we will remain in compliance with our loan covenants. If conditions in the drybulk charter market remain depressed or worsen, we may need to request additional waivers or seek further amendments to our loan agreements. There can be no assurance that our lenders will provide such waivers or amendments. If we require waivers or amendments and are unable to obtain them, as described above, we would be in default under our credit facilities and your investment in our common stock could lose most or all of its value.
     As a result of our loan covenants, our lenders have imposed operating and financial restrictions on us. These restrictions may limit our ability to:
•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend our management agreements; and

•	sell our vessels.
     The amended and restated credit agreement dated September 15, 2009 with HBU (now known as Deutsche Bank Nederland following the acquisition of HBU by Deutsche Bank) does not allow us to pay dividends without their prior written approval, such approval not to be unreasonably withheld. If we need covenant waivers, our lenders may impose additional restrictions and may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness. We may be required to use a significant portion of the net proceeds from any future capital raising to repay a portion of our outstanding indebtedness. We have agreed to pay Deutsche Bank Nederland up to 10% of the net proceeds of any capital raise up to a maximum of $3.0 million, out of which we have already paid approximately $1.7 million from our July 2009 follow-on offering. These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.
     Servicing debt may limit funds available for other purposes and inability to service debt may lead to acceleration of debt and foreclosure on our fleet.
     To finance our fleet, we incurred secured debt under various loan agreements. As of March 28, 2011, we had outstanding an aggregate of $116,871 in debt. We anticipate that we will increase our indebtedness by approximately $32,400 when we take delivery of the two newbuilding vessels in the second and third quarters of 2012. We will be required to dedicate a significant portion of our cash flow from operations to pay the principal and interest on our debt. These payments will limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to incur additional indebtedness as we further renew and expand our fleet, which may increase our ratio of debt to equity. There can be no assurances that we will be able to obtain such financing when desired or on terms acceptable to us. Further, the need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet. We can provide no assurances that we will be able to generate cash flow in amounts that are sufficient for these purposes.
     If we fail to manage our growth properly, we may not be able to successfully expand our market share.
     We intend to continue to grow our fleet. Our growth will depend on:
•	locating and acquiring suitable vessels;

•	placing newbuilding orders and taking delivery of vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessel successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining the required financing.
     Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in obtaining additional qualified personnel, managing relationships with customers and suppliers, and integrating newly acquired operations into existing infrastructures.
     We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.
     Our ability to successfully implement our business plans depends on our ability to obtain additional financing, which may affect the value of your investment in us.
     We will require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently you may lose some or all of your investment in us.
     While we expect that a significant portion of the financing resources needed to acquire vessels will be through long-term debt financing, we may raise additional funds through additional equity offerings. New equity investors may dilute the percentage of the ownership interest of our existing shareholders. Sales or the possibility of sales of substantial amounts of shares of our common stock in the public markets could adversely affect the market price of our common stock.
     If we acquire additional dry bulk carriers and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
     We expect to acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

     We currently rely on our Manager and, to a lesser extent, Safbulk, to manage and charter our fleet.
     We currently have no employees and contract all of our financial, accounting, including our financial reporting and internal controls, and other back-office services, and the management of our fleet, including crewing, maintenance and repair, through our Manager. Our Manager has entered into a sub-management agreement with Safbulk, a company controlled by the Restis family, for the commercial management of our fleet, including negotiating and obtaining charters, relations with charter brokers and performance of post-charter activities. We rely on our Manager to provide the technical management of our fleet, and on Safbulk for our ability to attract charterers and charter brokers. The loss of either of their services or failure to perform their obligations could reduce our revenues and net income and adversely affect our operations and business if we are not able to contract with other companies to provide these services or take over these aspects of our business directly. FreeSeas has no control over our Manager and Safbulk operations. Our Manager is not liable to us for any losses or damages, if any, that may result from its management of our fleet unless the same shall have resulted from willful misconduct or gross negligence of our Manager or any person to whom performance of the management services has been delegated by our Manager. Pursuant to its agreement with us, our Manager’ liability for such acts, except in certain limited circumstances, may not exceed ten times the annual management fee payable by the applicable subsidiary to our Manager. Although we may have rights against our Manager, if our Manager defaults on its obligations to us, we may have no recourse against our Manager. In addition, if Safbulk defaults on its obligations to our Manager, we may have no recourse against Safbulk. Further, we will need approval from our lenders if we intend to replace our Manager as our fleet manager.
     If our Manager is unable to perform under its vessel management agreements with us, our results of operations may be adversely affected.
     As we expand our fleet, we will rely on our Manager to recruit suitable additional seafarers and to meet other demands imposed on our Manager. We cannot assure you that our Manager will be able to meet these demands as we expand our fleet. If our Manager’s crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. If our Manager is unable to provide the commercial and technical management service for our vessels, our business, results of operations, cash flows and financial position and our ability to pay dividends may be adversely affected.
     We and one of our executive officers have affiliations with our Manager that could create conflicts of interest detrimental to us.
     Our Chairman, Chief Executive Officer and President, Ion G. Varouxakis, is also the controlling shareholder and officer of our Manager, which is our ship management company. These dual responsibilities of our officer and the relationships between the two companies could create conflicts of interest between our Manager and us. Each of our operating subsidiaries has a nonexclusive management agreement with our Manager. Our Manager has subcontracted the charter and post-charter management of our fleet to Safbulk, which is controlled by FS Holdings Limited, one of our principal shareholders. Although our Manager currently serves as manager for vessels owned by us, neither our Manager nor Safbulk is restricted from entering into management agreements with other competing shipping companies, and Safbulk provides management services to other international shipping companies, including the Restis Group, which owns and operates vessels in the drybulk sector. Our Manager or Safbulk could also allocate charter and/or vessel purchase and sale opportunities to others. There can be no assurance that our Manager or Safbulk would resolve any conflicts of interest in a manner beneficial to us.
     Management and service fees are payable to our Manager, regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
     The management and service fees due from us to our Manager are payable whether or not our vessels are employed, and regardless of our profitability. We have no ability to require our Manager to reduce the management fees and service fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

     Our Manager is a privately held company, and there is little or no publicly available information about it. Therefore, an investor could have little advance warning of problems that affect our manager that could also have a material adverse effect on us.
     The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength. Because our Manager is privately held, it is unlikely that information about its financial strength would become public or available to us prior to any default by our Manager under the management agreement. As a result, an investor in us might have little advance warning of problems that affect our Manager, even though those problems could have a material adverse effect on us.
     Because our seafaring employees are covered by collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.
     All of the seafarers employed on the vessels in our fleet are covered by collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.
     Increases in interest rates would reduce funds available to purchase vessels and service debt.
     We have purchased, and may purchase in the future, vessels with loans that provide for periodic interest payments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could decrease the number of additional vessels that we could acquire and adversely affect our financial condition and results of operations and may adversely affect our ability to service debt.
     The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.
     We have entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under two of our credit facilities, which provide for a floating interest rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from the fixed rates agreed to in our derivative contracts. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.
     Economic conditions and regulatory pressures impacting banks in Greece may cause disruptions to one of our lenders, which may cause an increase in the cost of our borrowings from that lender.
     One of our lenders is the First Business Bank, or FBB, located in Greece. As a result of the recent financial crisis in Greece, Greek banks have been under significant pressure from the applicable banking regulators to increase capital, increase earnings or merge with other banks. There can be no assurances that our banking relationship with FBB would continue if FBB were to merge with another bank or that FBB might not attempt to invoke provisions in our loan agreement that permits it to pass along increases in its cost of regulations. In either event, our financial condition and results of operations could be materially adversely affected.
     We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.
     We are a holding company and our subsidiaries, which are all wholly owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. We and our subsidiaries will be permitted to pay dividends to us only for so long as we are in compliance with all applicable financial covenants, terms and conditions of our debt. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands laws. In 2009, we suspended the payment of cash dividends on our common stock because of prevailing economic conditions and to comply with restrictions in certain of our loan agreements. Because economic conditions remain uncertain, and because we are focusing on the renewal of our fleet, we have determined not to resume the payment of cash dividends at this time.
     As we expand our business, we will need our Manager to upgrade its operational, accounting and financial systems, and add more staff. If our Manager cannot upgrade these systems or recruit suitable additional employees, its services to us and, therefore, our performance may suffer.
     Our current operating, accounting and financial systems are provided by our Manager and may not be adequate if we expand the size of our fleet, our Manager’s efforts to improve those systems may be ineffective. In addition, if we significantly expand our fleet, we will have to rely on our Manager to recruit additional shore side administrative and management personnel. We cannot assure you that our Manager will be able to continue to hire suitable additional employees as we expand our fleet. If our Manager cannot upgrade its operational and financial systems effectively or recruit suitable additional employees, its services to us and, therefore, our performance may suffer and our ability to expand our business further will be restricted.
     We and our Manager may be unable to attract and retain key executive officers with experience in the shipping industry, which may reduce the effectiveness of our management and lower our results of operations.
     Our success depends to a significant extent upon the abilities and efforts of our and our Manager’s executive officers. The loss of any of these individuals could adversely affect our business prospects and financial condition. Our success will depend on retaining these key members of our and our Manager’s management team. Difficulty in retaining our executive officers, and difficulty in our Manager retaining its executive officers, could adversely affect our results of operations and ability to pay dividends. We do not maintain “key man” life insurance on any of our officers.
     Technological innovation could reduce our charter hire income and the value of our vessels.
     The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire, and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.
     Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
     The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management’s ability to comply with government and industry regulatory requirements. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.
     In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages. Second hand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Cargo insurance rates also tend to increase with a vessel’s age, and older vessels tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that our older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect our vessels and significantly lower our profits. In addition, changes in governmental regulations, safety or other equipment standards may require:

•	expenditures for alterations to existing equipment;

•	the addition of new equipment; or

•	restrictions on the type of cargo a vessel may transport.
     We cannot give assurances that future market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of their economic lives.
     Although we inspect the secondhand vessels that we acquire prior to purchase, this inspection does not provide us with the same knowledge about a vessel’s condition and the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.
     Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
     Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities, political instability or civil unrest in regions where we operate or may operate could have a material adverse effect on our business, results of operations and ability to service our debt and pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition and results of operations.
     Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.
     Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we expect to be 28 years from their date of delivery from the yard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.
     Our board of directors has determined to suspend the payment of cash dividends as a result of the prevailing market conditions in the international shipping industry. Until such market conditions improve, it is not likely that we will reinstate the payment of dividends.
     In light of a lower freight environment and a highly challenging financing environment, our board of directors, beginning in February 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our board of directors from time to time; however, it is not likely that we will reinstate the payment of dividends until market conditions improve. In addition, the amended and restated agreement with Deutsche Bank Nederland dated September 15, 2009 does not allow us to pay dividends without their prior written approval, such approval not to be unreasonably withheld. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants.” Therefore, there can be no assurance that, if we were to determine to resume paying cash dividends, Deutsche Bank Nederland would provide any required consent.
     Because we generate all of our revenues in U.S. dollars but will incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.
     We generate all of our revenues in U.S. dollars, but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing net income. Although for the year ended

December 31, 2009 and for the year ended December 31, 2010, the fluctuation in the value of the dollar against foreign currencies had an immaterial impact on us.
     Investment in derivative instruments such as freight forward agreements could result in losses.
     From time to time in the future, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFAs is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow. As of the date of this annual report, we had no freight forward agreements outstanding.
     We may have to pay tax on United States source income, which would reduce our earnings.
     Under the laws of the countries of our and our subsidiaries incorporation and/or vessels’ registration, we are not subject to tax on international shipping income; however, we are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in our consolidated statement of operations. Pursuant to the Internal Revenue Code of the United States, or the Code, U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and (b) either (i) more than 50% of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (the “Publicly-Traded Test”).
     To complete the exemption process, our shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. Our subsidiaries will complete the filing process for 2010 on or prior to the applicable tax filing deadline.
     All of our ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of our common stock, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside our control. Based on our U.S. source Shipping Income for 2008, 2009 and 2010, we would be subject to U.S. federal income tax of approximately $197, $159 and $34, respectively, in the absence of an exemption under Section 883.
     U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
     A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

     Based on our currently anticipated operations, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
     There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation, and a recent federal court decision characterized income received from vessel time charters as rental rather than services income for U.S. tax purposes. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
     If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock.
Risks Related to Our Common Stock
     The market price of our common stock has been and may in the future be subject to significant fluctuations.
     The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:
•	quarterly variations in our results of operations;

•	our lenders’ willingness to extend our loan covenant waivers, if necessary;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common stock, which makes it somewhat illiquid;

•	the current ineligibility of our common stock to be the subject of margin loans because of its low current market price;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

     The stock markets in general, and the markets for drybulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.
     As long as our stock price remains below $5.00 per share, our shareholders will not be able to use our shares as collateral for margin accounts. Further, if our stock price falls below $1.00, we may be subject to delisting or be forced to take action to cure this problem.
     The last reported sale price of our common stock on the NASDAQ Global Market on March 28, 2011 was $2.78 per share. If the market price of our shares of common stock remains below $5.00 per share, under Financial Industry Regulatory Authority, or FINRA, rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our shares of common stock. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.
     Under the rules of the NASDAQ Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If our share price declines below $1.00, we may be required to take action, such as a reverse stock split, in order to comply with NASDAQ rules that may be in effect at the time. We may raise additional equity capital at the market and/or in privately negotiated transactions. The effect of this may be to depress our share price and dilute our shareholders’ investment.
     Future sales of our stock could cause the market price of our common stock to decline.
     Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional shares of our stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time.
     Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.
     Our corporate affairs are governed by amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
     It may not be possible for investors to enforce U.S. judgments against us.
     We, and all our subsidiaries, are or will be incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries and will be located outside the U.S. In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.
     Provisions in our organizational documents, our management agreement and under Marshall Islands corporate law, could make it difficult for our shareholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
     Several provisions of our amended and restated articles of incorporation and by-laws, and certain provisions of the Marshall Islands corporate law, could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, these provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•	authorizing our Board of Directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified Board of Directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common shares, voting as a single class, entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our Board of Directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	limiting our ability to enter into business combination transactions with certain shareholders.
     Furthermore, pursuant to the terms of our management agreement, our Manager is entitled to a termination fee if such agreement is terminated upon a “change of control.” The termination fee as of December 31, 2010 would be approximately $100.3 million. In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $90.00 per share, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.